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                                                         SEC FILE NUMBER

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                                                           CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CAR

      For Period Ended: May 31, 2006

      |_|   Transition Report on Form 10-K

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q

      |_|   Transition Report on Form N-SAR

      For the Transition Period Ended:__________________________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________


PART I - REGISTRATION INFORMATION

Full Name of Registrant: PATRIOT SCIENTIFIC CORPORATION

Former Name, if applicable:_____________________________________________________



Address of Principal Executive Office
(Street and Number):                      Carlsbad Corporate Plaza
                                          6183 Paseo Del Norte, Suite 180
                                          Carlsbad, California 92011
                                          (760) 547-2700

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will
|X| be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, NSAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).


      The Company requires additional time to consider new information related to (a) the accounting treatment of convertible debentures issued during recent years, which are no longer outstanding, and (b) the method of presenting the financial results of Phoenix Digital Solutions, f.k.a. P-Newco, a limited liability company which is 50% owned by the Company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Thomas J. Sweeney, Chief Financial Officer
      (760) 547-2700

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify reports:

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patriot Scientific Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2006              By /s/ Thomas J. Sweeney
                                      ------------------------------------------
                                      Thomas J. Sweeney, Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).